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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XM Satellite Radio Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

983759101

(CUSIP Number)

July 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 983759101

1.	Name of Reporting Person: General Motors Investment Management Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 695,450

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 695,450

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 695,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%

12.	Type of Reporting Person: IA, CO

Item 1.
(a)	Name of Issuer:

XM Satellite Radio Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1500 Eckington Place NE
Washington, D.C. 20002-2194
Item 2.
(a)	Name of Person Filing:

General Motors Investment Management Corporation (“GMIMCo”)

(b)	Address of Principal Business Office or, if none, Residence:

GMIMCo 767 Fifth Avenue New York, NY 10153 Attention: Chief Investment Funds Officer

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number:

983759101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:
(e)	☑	An investment adviser registered under section 203 of the Investment Advisers Act of 1940 See §240.13d-1(b)(1)(ii)(E)

Item 4. Ownership
     GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of (1) certain employee benefit plans (“GM Plans”) of General Motors Corporation (“GM”), (2) certain employee benefit plans of other entities and (3) certain direct and indirect subsidiaries of GM and other entities. GMIMCo has the responsibility and power to appoint, and terminate the appointment of, investment managers with respect to the holdings of accounts that include shares of Common Stock (collectively, “Managed Accounts”).
     The Managed Accounts include accounts for which GMIMCo has retained an independent investment manager to manage the assets in such accounts (“Outside-Managed Accounts”). The manager of the Outside-Managed Accounts is Wellington Management Company, LLP (the “Manager”). At July 31, 2005, these Outside-Managed Accounts held an aggregate of 643,750 shares of Common Stock, representing approximately 0.3% of the 221,901,189 shares of Common Stock (“Outstanding Shares”) reported outstanding by the Issuer as of June 30, 2005 in its Form 10-Q for the quarterly period ended June 30, 2005. The Manager has voting and investment power with respect to the shares of Common Stock held in the Outside-Managed Accounts. However, GMIMCo generally has the power to terminate within 60 days the appointment of the Manager as investment manager with respect to the shares of Common Stock managed by the Manager. In light of this termination right, GMIMCo may be deemed to be a beneficial owner for purposes of Section 13(d) and 13(g) of the Act of the shares of Common Stock held in the Outside-Managed Accounts.
     The Managed Accounts also include accounts for which GMIMCo itself manages the assets in such accounts (“GMIMCo-Managed Accounts”). At July 31, 2005, these GMIMCo-Managed Accounts held an aggregate of 51,700 shares of Common Stock, representing approximately 0.02% of the Outstanding Shares. GMIMCo may be deemed to be a beneficial owner for purposes of Section 13(d) and 13(g) of the Act of the shares of Common Stock held in the GMIMCo-Managed Accounts.
     As a result, the following information is being provided for GMIMCo as of July 31, 2005 with respect to shares of Common Stock held in Outside-Managed Accounts and in GMIMCo-Managed Accounts:
(a)	Amount Beneficially Owned:

695,450 shares

(b)	Percent of Class:

0.3%

(c)	Number of Shares as to Which such Person has:
(i)	Sole power to vote or to direct the vote — 0

(ii)	Shared power to vote or to direct the vote — Same as set forth under Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition — 0

(iv)	Shared power to dispose or to direct the disposition — Same as set forth under Item 4(a) above
     Notwithstanding anything to the contrary in this statement, pursuant to Rule 13d-4, GMIMCo expressly declares that the filing of this statement shall not be construed as an admission that GMIMCo is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed.
     The various trusts established under the GM Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of Common Stock and/or other securities of the Issuer in addition to those referred to in this statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the GM Plans is contained in this statement.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Signature
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 12, 2005

General Motors Investment Management Corporation
By:	/s/ B. Jack Miller
	Name:	B. Jack Miller
	Title:	Chief Client Officer, Client Investment Programs